

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via U.S. Mail
Dennis Kjeldsen
TeamUpSport Inc.
700 Gillard Street
Wallaceburg, Ontario, N8A 4Z5, Canada

>   **Re: TeamUpSport Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 27, 2011**
>   **File No. 333-176429**

Dear Mr. Kjeldsen:

We have reviewed the above-referenced filing and the related response letter dated October 27, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 16, 2011.

Executive Compensation

Summary Compensation Table, page 28

1.   We refer to prior comment 8 and note that you continue to indicate that your FormS-1 provides compensation data for your last two completed fiscal years even though you have operated through the end of one fiscal year end (i.e. May 31, 2011) since your inception. Please advise or revise your Form S-1 as necessary.

Summary Financial Information, page 4

2.   Your total stockholders' equity as of August 31, 2011 on page 4 does not appear to tie to the similar captioned amount in your balance sheet on page 36. Please advise or revise.

Statement of Operations, page 37

3.   Please disclose your net income (loss) per share and provide the related disclosures. Refer to FASB ASC 260-10-50-1 & 50-2.

Statement of Cash Flows, page 39

4.   We note that under Cash flows from financing activities, you include line items and amounts for Issued common stock for cash, Subscriptions, and Proceeds of loans. Please tell us why you include these amounts in your statement of cash flows for the quarterly period ended August 31, 2011. In this regard, we note that you received the cash related to these items in the period ended May 31, 2011 and are also included in your statement of cash flows for the period ended May 31, 2011.

Notes to Financial Statements – August 31, 2011

Note 1. Basis of Presentation and Nature of Operations

Current Business of the Company, page 40

5.   Your disclosure indicates that your principal executive offices are located in Edmonton, Alberta, Canada. This disclosure does not appear consistent with other disclosures in your filing that your principal executive offices are located in Wallaceburg, Ontario, Canada (e.g., your cover, page 20, page 34, and page 51). Please advise or revise.

Report of Independent Registered Public Accounting Firm, page 46

6.   We note that you restated your audited financial statements in response to prior comment 9. In light of this restatement, we note that the date of your auditor's report did not change. Please advise.

Notes to Financial Statements – May 31, 2011

Note 8. Capital Structure, page 55

7.   We repeat the second bullet point of prior comment 9 to disclose why the shares related to the offering completed on October 22, 2010 have not been issued as of May 31, 2011.

You may contact Ryan Rohn, Staff Accountant, (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (303) 482-2731
        Jody M. Walker, Esq.